Advanced Semiconductor Engineering, Inc. Room 1901, TWTC International Trade Building, 19/F 333 Keelung Road, Section 1 Taipei 110, Taiwan Republic of China

November 12, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Peggy A. Fisher
Mary Beth Breslin
Division of Corporation Finance

Re:	Advanced Semiconductor Engineering, Inc. Registration Statement on Form F-3 (No. 333-111172) Filed December 15, 2003

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Advanced Semiconductor Engineering, Inc. (the “Company”) respectfully requests that the Commission consent to the withdrawal of the above-referenced registration statement and all exhibits thereto (the “Registration Statement”). The Company has decided to terminate the offering contemplated by the Registration Statement because it does not intend to raise capital at this time. The Registration Statement was never declared effective, a preliminary prospectus has not been circulated and no securities have been sold pursuant to the Registration Statement or in connection with the offering contemplated by the Registration Statement.

     The Company respectfully requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

     Upon grant of the Commission’s consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for the Registration Statement.

     Please direct all inquiries to Show-Mao Chen of Davis Polk & Wardwell at (852) 2533-3300 or to the undersigned at 8862-8780-5489.

Respectfully,

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

cc: Show-Mao Chen, Esq.
          Davis Polk & Wardwell

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